Exhibit 99.1

Azure Power Announces Repricing Stock Options

New Delhi, November 30, 2018: Azure Power (NYSE: AZRE), one of India’s leading independent solar power producers, announced that effective November 29, 2018 (the “Grant Date”), its compensation committee changed the exercise price of stock options (the “Repriced Options”) for 692,507 equity shares, par value US$0.000625 each, of the Company, which were previously awarded to certain officers, employees and directors under the Company’s 2016 Equity Incentive Plan, as amended in 2017 (the “Plan”). The new exercise price is US$11.90 per equity share, which is higher than the last reported sale price on the Grant Date of the equity shares on the NYSE of US$ 9.51 per equity share. All other terms and conditions of the Eligible Options, including the vesting schedule, remains the same. The decision to reprice the Eligible Options is intended to create better incentives for officers, employees and directors.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power